Tel 713.758.2222    Fax 713.758.2346
December 20, 2006
Via EDGAR and FACSIMILE
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Targa Resources Partners LP Registration Statement on Form S-1 Filed November 16, 2006 File No. 333-138747
Dear Mr. Owings:
     Targa Resources Partners LP (the “Partnership” or “we”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).
     Set forth below are the Partnership’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 15, 2006. For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Partnership, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that the Partnership is filing today via EDGAR.
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Vinson & Elkins LLP Attorneys at Law	First City Tower, 1001 Fannin Street, Suite 2500
Austin Beijing Dallas Dubai Hong Kong Houston	Houston, TX 77002-6760
London Moscow New York Shanghai Tokyo Washington	Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

December 20, 2006 Page 2

Response: We have filled in certain blanks on pages 54, 119, 124, 156 and B-4. With respect to certain omitted information, we will provide such information in an amendment to the Registration Statement at the time such information is known. We will allow the Staff sufficient time to review our complete disclosure prior to any distribution of preliminary prospectuses.

2.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response: The Registration Statement has been revised to include all pictures, graphics and artwork that will be used in the prospectus. For your convenience, a copy of the maps and photos that will be used on the inside front and back cover pages of the prospectus is attached hereto as Exhibit A.
Cover page
3.	Please indicate that nearly all of the offering proceeds will be used to pay Targa Resources, Inc. to retire a portion of your affiliate indebtedness.

Response: The cover page of the prospectus has been revised as requested.
Summary, page 1
4.	Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In its current form, your disclosure appears lengthy and repeats much of the information fully discussed later in the document. Please substantially revise this section to provide only a brief overview of the offering and a brief summary of your business operations. See Instructions to Item 503(a) of Regulation S-K.

Response: We have eliminated lengthy and repetitive disclosure. Please see revised pages 1 through 7.
5.	Please provide all of the required disclosures of Item 10(e) in each instance a non-GAAP measure is presented.

Response: We have reviewed the disclosure requirements of Item 10(e) of Regulation S-K with respect to the non-GAAP financial measures presented in the Registration Statement, namely EBITDA and operating margin. It is our belief that the disclosure we present under the heading “Non-GAAP Financial Measures” on

December 20, 2006 Page 3

pages 14 and 15 of the prospectus complies with the requirements of Item 10(e). We explain the reasons we believe we have met these requirements in the paragraph that follows. If, after considering this response, you determine that we have failed to meet the requirements of Item 10(e), or need to supplement our disclosure in this regard, we are more than happy to do so.
In accordance with the requirements of Item 10(e), our disclosure under the heading “Non-GAAP Financial Measures” (i) provides a reconciliation of the differences between the non-GAAP financial measures we disclose with the most directly comparable financial measures calculated and presented in accordance with GAAP, as required by Item 10(e)(1)(i)(B), and (ii) discusses the reasons why the management of the Partnership’s general partner (our “Management”) believes that presentation of the non-GAAP financial measures provides useful information to investors regarding the Partnership’s financial condition and results of operations and the additional purposes for which our Management uses the non-GAAP financial measures, as required by Item 10(e)(1)(i)(C) and (D). In addition, page 13 provides a presentation of the most directly comparable financial measures calculated and presented in accordance with GAAP with equal or greater prominence as the presentation of the non-GAAP financial measures, as required by Item 10(e)(1)(i)(A). Finally, throughout the Registration Statement, we provide a cross-reference to the disclosure under “Non-GAAP Financial Measures” in each instance where EBITDA or operating margin is quantified and presented.
6.	Please provide support for the qualitative and comparative statements contained in your prospectus. We note the following examples:
•	“[T]arga, a leading provider of midstream natural gas and NGL services in the United States...,” page 1;

•	“our assets have strong market positions...,” page 2;

•	“we have high-quality assets...,” page 2;

•	“We own and operate of the largest integrated natural gas gathering, compression, treating and processing systems...,” page 88; and

•	“[t]he Barnett Shale region of the Fort Worth Basin is one of the most productive natural gas-producing regions in North America,” page 88.
These are only examples. To the extent the statement represents management’s belief, please tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

December 20, 2006 Page 4

Response: In response to the Staff’s comments, we are providing supplemental support for certain statements to the Staff as follows:

“[T]arga, a leading provider of midstream natural gas and NGL services in the United States...” —See Annex A to this letter.

“our assets have strong market positions...” —See Annex B to this letter.

“we have high-quality assets...” —See Annex C to this letter.

“We own and operate of the largest integrated natural gas gathering, compression, treating and processing systems...” —See Annex D to this letter.

“[t]he Barnett Shale region of the Fort Worth Basin is one of the most productive natural gas-producing regions in North America” —See Annex E to this letter.

In addition, we have modified the language in similar subjective and comparative statements in the prospectus by eliminating or narrowing the comparative assertions. See pages 3, 87, 88 and 89.
Targa Resources Partners LP, page 1
7.	We note your disclosure that as of June 30, 2006, Targa had total assets of $3.5 billion. Please note that your disclosure in the prospectus should be updated to the latest practicable date. Please revise throughout your document accordingly.

Response: The Registration Statement has been revised to reflect the latest available information, including the total assets of Targa as of September 30, 2006. Please see pages 1, 20, 85 and 89.

8.	Please disclose the reasons why “[T]arga intends, but is not obligated, to offer us [you] the opportunity to purchase substantially all of its remaining businesses.”

Response: The Registration Statement has been revised as requested. Please see pages 2 and 3.

9.	We note your use of technical or industry-specific terms and phrases, including “fractionating,” “formations,” “throughput capacity,” “MMcf/d,” “Bbls/d,” etc. Please revise to define all technical or industry-specific terms the first time they appear, here and throughout your filing.

December 20, 2006 Page 5

Response: The Registration Statement has been revised as requested. We also direct the Staff’s attention to Appendix B of the Registration Statement, which provides a glossary of selected technical and industry-specific terms used in the Registration Statement, and to which readers are referred in the first paragraph of the Registration Statement.
The Offering, page 10
10.	Please expand your disclosure to include the offering price of the common units.

Response: The Registration Statement has been revised as requested. Please see page 8.

11.	Where you discuss your cash distribution policy, as in this section, please revise to state what you “will” pay instead of what you “expect” or “intend” to pay.

Response: The Registration Statement has been revised as requested. Please see pages 8, 41, 53 and 68.

12.	Please expand your disclosure under an appropriate subsection to indicate that the subordination period would end if the unitholders remove your general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal.

Response: The Registration Statement has been revised as requested. Please see page 10.
Non-GAAP Financial Measures, page 16
13.	Your presentation of operating margin appears to be a non-GAAP measure prohibited by Item 10(e) of Regulation S-K. Your disclosure on page 16 indicates that you are using this non-GAAP measure as both a measure of performance and liquidity. Please be advised that Item 10(e)(1)(ii)(A) of Regulation S-K prohibits you from excluding charges that require cash settlement from a non-GAAP liquidity measure. In this regard, your exclusion of expenses that require or will require cash settlement, such as general and administrative expense, interest expense and deferred income tax, is inappropriate. Either remove this measure in your filing or tell us why your presentation complies with the restrictions in Item 10(e) of Regulation S-K.

This comment also applies to your similar use of this non-GAAP measure to discuss your changes in the liquidity and capital resources in MD&A and also when

December 20, 2006 Page 6

discussing commodity price risk in your quantitative and qualitative disclosures about market risk.
Response: Our Management uses the non-GAAP financial measure, operating margin, solely as a performance measure. Item 10(e)(1)(ii)(A) prohibits the exclusion of charges that require cash settlement if the non-GAAP measure is presented for purposes of demonstrating liquidity. Exclusion of such charges is not prohibited for non-GAAP presentations used to demonstrate performance. Page 14 has been revised to correctly reflect Management’s use of operating margin solely as a performance measure.

We have eliminated the use of operating margin in the discussions contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” beginning on page 76 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure about Market Risk” beginning on page 80.
Risk Factors, page 18
14.	Some of your risk factors appear overly lengthy and should be shortened to concisely disclose the material risk. For example, we note the following risk factors:
•	Our hedging activities may have a material adverse effect..., page 20;

•	Targa controls our general partner, which has sole..., page 30; and

•	Our partnership agreement limits our general partner’s..., page 31.
Response: The Registration Statement has been revised as requested. Please see pages 18, 19, 25, 26, 27 and 28.

15.	Some of your risk factors indicate that if the risk materializes, it could have a material effect on your “[b]usiness, results of operations and financial condition” or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Response: The Registration Statement has been revised as requested. Please see pages 18, 20 and 26.

16.	Please remove mitigating language from your risk factors. For example, we note your mitigating disclosures, “Although this customer is subject to long-term contracts...,” “Although Targa is in the process of implementing controls to properly prepare and review our financial statements...” and “Although we have taken certain steps in our organizational structure, financial reporting and contractual relationships to reflect the separateness of us and Targa...” in the risk factors, “We

December 20, 2006 Page 7

depend on one natural gas producer for a significant portion...,” page 22, “If our general partner fails to develop or maintain an effective system of internal controls...,” page 29 and “The credit and business risk profile of our general partner...,” page 31. These are only examples. Please revise throughout this section accordingly.
Response: The Registration Statement has been revised as requested. Please see pages 20, 22, 26 and 28.
Use of Proceeds, page 39
17.	Please quantify the amount of the structuring fee and specify the matters to which this fee relates. You should explain the difference between the structuring transactions and the formation transactions.

Response: The Registration Statement has been revised as requested to quantify the structuring fee and to better explain the services for which it is being paid. Please see page 36. As indicated in our revised disclosure, the structuring fee will be paid for the evaluation, analysis and structuring of the Partnership. “Structuring” refers to the determination of the economic terms of the Partnership while the “formation transactions” refers to those steps taken in connection with the creation of the Partnership and the consummation of this initial public offering.
Our Cash Distribution Policy and Restrictions on Distribution, page 43
Limitations on Cash Distributions and Our Ability to Change..., page 43
18.	We note your disclosure in the first bullet point that your credit facility contains material financial tests and covenants that you must satisfy in order to make distributions. Please expand your disclosure to briefly describe the material financial tests and covenants. Further, please more fully describe your financial covenants under the credit facility under “Description of Credit Agreement” on page 80.

Response: The Registration Statement has been revised as requested. Please see pages 40, 45, 46, 48 and 79.
19.	Please revise your discussion and the related “Financial Forecast for the Twelve Months Ending December 31, 2007” table presented on page 49 to remove your estimates of forecasted EBITDA. Your discussion and related table should only present the minimum EBITDA required to pay your minimum quarterly distributions

December 20, 2006 Page 8

for the twelve month period ending December 31, 2007. You may discuss your forecasted operations within the “Assumptions and Considerations” section.
Response: The Registration Statement has been revised as requested. Please see pages 46 through 51.
Assumptions and Considerations, page 52
20.	Please state at the beginning of this section, if true, that you believe your assumptions and considerations are reasonable. If you do not believe that these assumptions and considerations are reasonable, please advise.

Response: The Registration Statement has been revised as requested. Please see page 49.
Management’s Discussion and Analysis of Financial Condition and Results..., page 68
21.	Please confirm that you do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

Response: Our Management confirms that we do not have any off-balance sheet arrangements.

22.	Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. For example, please quantify in dollars the:
•	increase or decrease in revenues for natural gas, NGLs and condensate attributable to both changes in prices and volumes; and

•	the corresponding impact of price and volume increases or decreases on product purchases;
Please also revise your forecast on page 52 to provide this additional detail in both your discussion of estimated and historical results of operations. Refer to Item 303(a) of Regulation S-X and SEC Release No. 33-8350.

Response: The Registration Statement has been revised as requested. Please see pages 73 through 76.

December 20, 2006 Page 9

Business, page 86
Strategies, page 87
23.	We refer you to your disclosure under “Pursuing strategic and accretive acquisitions.” Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses.

Response: The Registration Statement has been revised as requested. Please see page 87.
Competitive Strengths, page 88
24.	We note your disclosure in this section highlighting what you believe to be your competitive strengths. For balance, please disclose any disadvantages, challenges or weaknesses regarding any aspect of your business operations.

Response: The Registration Statement has been revised as requested. Please see page 88.
Overview of Fort Worth Basin/Bend Arch, page 96
25.	We note that your disclosure in this section contains conclusory statements or statistical information. Please note that the source(s) of statistical data or similar types of disclosure should be disclosed in your prospectus. Please revise here and throughout your prospectus as necessary.

Response: The Registration Statement has been revised as requested. Please see page 95.
Customers and Contracts, page 100
26.	We note your disclosure that you have a long-term strategic relationship with ConocoPhillips, which represented 35% of your volumes. You further disclose that ConocoPhillips has “[d]edicated to us [you] substantially all of its natural gas production from 30,000 acres in Wise and Denton counties through 2015 with a 10-year renewal” Please expand your disclosure to more clearly describe the “dedication” you received from ConocoPhillips. In this regard, please discuss the binding nature of the dedication, as well as the material terms of the dedication.

December 20, 2006 Page 10

Response: The Registration Statement has been revised as requested. Please see page 99.
Competition, page 101
27.	Please expand your disclosure to discuss your competitive position within your industry in the Fort Worth Basin. See Item 101(c)(1)(x) of Regulation S-K.

Response: The Registration Statement has been revised as requested. Please see page 100.
Executive Compensation, page 111
28.	We note that you have not provided information as to executive compensation paid by your general partner, including the summary compensation table and the options grants table, apparently because you and the general partner have only been recently formed. Please provide that information going forward.

Response: Following completion of our initial public offering, we will provide the executive compensation disclosure required by Regulation S-K in all of our applicable filings with the Commission under the Securities Exchange Act of 1934.
Certain Relationships and Related Party Transactions, page 114
29.	Please disclose the amount that Targa paid for the assets it will contribute to you relative to the value of the distributions and payments to be made to Targa in connection with your formation.

Response: The Registration Statement has been revised as requested. Please see page 113.
30.	Please include any transactions with Merrill Lynch in this section to the extent that it holds five percent or more of your voting securities. See Item 404(a) of Regulation S-K.

Response: Upon completion of this initial public offering, Merrill Lynch will not, directly or indirectly, hold five percent or more of the Partnership’s voting securities. As such, no additional disclosure is required in this section.

December 20, 2006 Page 11

Financial Statements, page F-1
Targa North Texas Audited Combined Financial Statements, page F-9
Combined Statements of Cash Flow, page F-14
31.	Please explain the line “Items not affecting cash flows from operating activities.” Either tell us why and how the items included under this caption do not affect cash flows from operating activities or appropriately revise the caption.

Response: The Registration Statement has been revised as requested. Please see pages F-14 and F-32.
Notes to Combined Financial Statements, page F-15
Note 3 — Significant Accounting Principles, page F-16
Revenue Recognition, page F-16
32.	Please expand your revenue recognition policy to discuss the types of contractual arrangements you have with your customers, including your percent-of-proceeds and keep whole contracts. For each type of contractual arrangement, please disclose and discuss how each criteria listed in your current revenue recognition policy is met in order to recognize revenue.

Response: The Registration Statement has been revised as requested. Please see pages 82 and F-18.
Exhibits
33.	Please file all required exhibits with enough time for us to review them before requesting effectiveness. We may have further comments after reviewing this information.

Response: We will file all required exhibits with enough time for the Staff to review them before we request effectiveness.

December 20, 2006 Page 12

     Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 2 to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, VINSON & ELKINS L.L.P.
By:	/s/ David P. Oelman
David P. Oelman

Enclosures
cc (with enclosures):	Jeffrey J. McParland
Paul W. Chung

December 20, 2006 Page 13

EXHIBIT A
Maps and Photos

December 20, 2006 Page 14

ANNEX A
Attached hereto as Annex A-1 is a list of top U.S. gas processors from a September 2006 Howard Weil industry report.

December 20, 2006 Page 15

Annex A-1

Howard Weil – Midstream Primer

Major North American Players

Top U.S. Gas Processors

Company	Processing Capacity (MMcf/d)	% of U.S. Total
Enterprise Products Partners LP	10,358	18%
Duke Energy Field Services Inc.	9,834	17%
Williams	5,800	10%
Targa Resources	3,606	6%
ExxonMobil Corp.	2,389	4%
ONEOK Partners LP	1,800	3%
Enbridge Energy Partners LP	1,770	3%
Amerada Hess	1,240	2%
Kinder Morgan Energy Partners LP	1,153	2%
Anadarko	1,141	2%
Crosstex Energy LP	1,010	2%
Chevron	934	2%
Fort Chicago Energy Partners LP	896	2%
Copano Energy LLC	815	1%
Total	**42,746**	**76%**

Source: Oil and Gas Journal 2006, Howard Weil (Excludes Alaska)

- The table to the left shows the major gas processors in North America, keeping in mind that gas processing represents only one segment of the midstream value chain
- Historically, natural gas processing plants were owned and operated by E&P companies in support of their overall production and marketing business. In the 1990s, many of these companies sold facilities in order to focus on their core businesses.
- Consolidation of plant ownership has taken place, driven by increasing competition and the need for greater scale in the industry. Pure midstream players such as Enterprise Products Partners, Duke Energy Field Services, and Targa Resources have emerged to lead the industry. Between 1995 and 2005, the capacity held by the top ten gas processors (including Alaska) increased from about half to three-quarters.
- Master Limited Partnerships have come to be more prominent in the industry as midstream earnings provide a certain degree of stable, reliable cash flows, especially when exposure to the frac spread is minimized.

September 2006

Page 17

December 20, 2006 Page 16

ANNEX B
The overview of the North Texas System’s competitive environment attached hereto as Annex B-1 was compiled by management using publicly available information and internal company records. This overview illustrates that our processing capacity ranks second in the North Texas area.
The map of our gathering pipelines superimposed on the gathering pipelines of Devon and Enbridge, two of the top processors in the North Texas area, attached hereto as Annex B-2, was prepared using publicly available data. The map illustrates that our assets are well positioned in the North Texas area compared to these competitors and have a broad geographic footprint in the Fort Worth Basin.
Combined, this information shows that our assets have a strong market position.

December 20, 2006 Page 17

Annex B-1

	Company	System/Facility	County	Processing Plant Capacity (MMcfd)
1.	Devon	Bridgeport	Wise	650.0
	Targa	Chico	Wise	215.0
	Targa	Shackelford	Shackelford	13.0
2.	Total Targa			228.0
	Enbridge	Springtown	Parker	80.0
	Enbridge	Lone Camp	Palo Pinto	40.0
	Enbridge	Gordon	Palo Pinto	40.0
	Enbridge	Pueblo	Eastland	20.0
	Enbridge	Huckabay	Erath	20.0
	Enbridge	Ranger	Eastland	10.0
3.	Total Enbridge			210.0
4.	Davis Gas Processing	Bowie	Montague	8.0
5.	Upham Oil & Gas	Bridgeport	Wise	10.0
	Upham Oil & Gas	Holland	Palo Pinto	2.0
	Subtotal			12.0
6.	W.W. Sub	Markley	Jack	2.0
7.	Enerfin Resources	Longhorn	Archer	1.5
8.	Greenhaw Energy	Desdemona	Eastland	1.0

Overview of the North Texas System's Competitive Environment(1) (1) Source: Oil & Gas Journal, January 1, 2006 and Targa.

December 20, 2006 Page 18

Annex B-2

N
CLAY
MONTAGUE
COOKE
ARCHER
JACK
WISE
DENTON
HASKELL
THROCKMORTON
YOUNG
STEPHENS
PARKER
PALO PINTO
SHACKELFORD
CALLAHAN
EASTLAND
0
7
14
1"=14 Miles
North Texas System
Devon
Enbridge

December 20, 2006 Page 19

ANNEX C
As we mention on pages 87 and 94 of the Registration Statement, we have implemented state of the art processing, measurement and operations and maintenance technologies. The 150 MMcf/d processing train at our Chico plant was installed in 2002 and the 100 MMcf/d processing train was refurbished in 2006.

December 20, 2006 Page 20

ANNEX D
The overview of the North Texas System’s competitive environment attached hereto as Annex B-1 was compiled by our management using publicly available information and internal company records. This overview illustrates that our processing capacity ranks second in the north Texas area.
The map of our gathering pipelines superimposed on the gathering pipelines of Devon and Enbridge, two of the top processors in the north Texas area, attached hereto as Annex B-2, was prepared using publicly available data. The map illustrates our relative size compared to our competitors.

December 20, 2006 Page 21

ANNEX E
Attached hereto as Annex E-1 is an article titled, “North Texas Barnett Shale vital to U.S. supply, industry” and dated Sunday, April 16, 2006. The article states that the U.S. Department of Energy’s information administration ranks the Barnett Shale as the “fourth-most-productive onshore field in the nation.” The article further states that there are over 100 natural gas fields in the United States.

Annex E-1
Updated 6:50 AM on Sunday, April 16, 2006
North Texas Barnett Shale vital to U.S. supply, industry
By STEVE QUINN
Associated Press
PONDER — From atop a 40-foot-high walkway on a towering natural gas rig, Doug Hampton scans the grassy scrubland that has served ranchers since the 19th century.
He doesn’t see much evidence of that history now, though. No cattle, horses or cowboys. Instead, out on the horizon, he sees the future of this vast expanse north of Fort Worth.
“Just look out there. See?” he says, pointing to another solitary steel structure. “There’s a rig over there, another out there and another way out there.”
Hampton is a project manager for Oklahoma City-based Devon Energy Corp., one of several companies tapping into the nation’s fastest-growing natural gas field — the Barnett Shale.
The reservoir is vital to a tight U.S. supply market, has become a template for other fields nationwide and is turning oil and gas into this region’s most important industry.
The changing landscape is making wells on high school campuses and private property a familiar sight. Even Dallas/Fort Worth International Airport is reviewing its options with 12 companies to lease land for drilling.
“It’s going great guns,” said John Wood, director of reserves and production for the U.S. Department of Energy’s information administration, which ranks the shale as the fourth-most-productive onshore field in the nation.
Barnett Shale produces about 1.2 billion cubic feet of natural gas a day, enough to power about 10,500 homes a year. Forecasts say that will eventually reach 1.7 billion cubic feet, or 2 percent of the annual domestic production.
That growth is crucial because most gas drilling operations — which make up the vast majority of the U.S. supply — are declining or stagnating. The United States produces 85 percent of its gas supply.
“If we did not have shale gas, then there would be less gas available, and natural gas prices would be higher,” said Kent Bowker, a private Houston-based consultant who once worked for an energy company at the forefront of the Barnett Shale work. “I didn’t think it would be nearly as big as it is right now.”
Named after pioneer settler John Barnett, the 5,000-square-mile reservoir covers 15 North Texas counties. It consists of a dense, jet black rock found thousands of feet below the surface.
Gas was first discovered there in 1981, but geologists were frustrated for years because tight geographic formations made it tough to unlock gas from the heavy rock. The Barnett Shale wasn’t even among the nation’s top 100 natural gas fields until the last few years, when two technological advances helped drive growth: horizontal drilling and a hydraulic fracturing technique to break through the thick rock surrounding the gas.

That means Barnett Shale has gone from 25 rigs drilling wells in 2001 to more than 130 by the end of last year. In production, the gas field trails only the San Juan Basin Gas Area, which covers New Mexico and Colorado; Prudhoe Bay in Alaska; and Pinedale in Wyoming.
Industry analysts and executives credit George Mitchell, who sold his Houston-based Mitchell Energy to Devon in 2002 for $3.5 billion, for not giving up on the North Texas field.
“It’s taken a lot of effort to unlock the heat,” said George Jackson, a former Mitchell employee and now an operations supervisor with Devon. “He had to drag most of us with our heels fixed to the dirt, but he understood what its value was and that it would work.”
George Mitchell said he believed Barnett Shale could be profitable despite the geologic barriers. He said engineers and geologists repeatedly told him to cut his losses and forget about the field and move on.
“If we hadn’t persisted, we never would have made it work,” Mitchell said. “I had to kick their butts to get it done, and now it’s a tremendous asset to the entire country.”
The technology working in Texas is being applied to other areas where shale is found, including Arkansas, Oklahoma, Michigan and several Canadian provinces.
Analysts say such drilling could be instrumental to the nation’s natural gas supply as other areas dry up.
“That is the only segment that is going to give us a chance to continue growing,” said Bob Esser, a senior consultant with Cambridge Energy Research Associates.
On the Net:
http://www.devonenergy.com/operations/features/corpnews-barnett-shal e.aspx